Vaquero Capital LLC
Report Pursuant to Rule 17a-5 (d)
Statement of Financial Condition
For the Year Ended December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- 67111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vaquero Capital LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1414 Castro St, Suite D

(No. and Street)

San Francisco	**CA**	**94114**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Grove 415-798-2300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, middle name)

9221 Corbin Ave, Suite 165	**Northridge**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, David Grove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaquero Capital LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 4/12/21

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

XIU TING LEI
COMM. 2245250
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
My commission expires June 03, 2022

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 12th day of April, 2021 by David Grove proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Xiu Ting Lei





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Vaquero Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vaquero Capital LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
April 9, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Vaquero Capital LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	2,312,746
Accounts receivable, net		12,643
Prepaid expenses		148,633
Right-of-use asset		109,240
Fixed assets, net		219,838
Total assets	$	2,803,100

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	55,532
Employee compensation and benefits payable		1,226,508
Deferred revenue		-
PPP loan and interest		350,786
Office lease liability		109,487
Total liabilities		1,742,313

Member's equity

Member's equity		1,060,787
Total member's equity		1,060,787
Total liabilities and member's equity	$	2,803,100

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL

Vaquero Capital LLC (the "Company") is a California Limited Liability Company (LLC) that was acquired by an individual (the "Member") in March 2012. On February 17, 2005 the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company acts as a mergers and acquisitions consultant and may be engaged to structure private placements of debt and equity securities on behalf of its customers.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments that require adjustment to fair value on a recurring basis.

Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2020.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts at December 31, 2020 was $0.

Note 2: SIGNIFICANT ACCOUNTING POLICIES, continued

Furniture and Equipment

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 5 years or over the lease term. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California minimum franchise tax and the limited liability company fee based on gross receipts. The Company is no longer subject to examination by the tax authorities for tax years before 2016.

Note 3: FURNITURE AND EQUIPMENT

At December 31, 2020, furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

Furniture and fixtures	$	96,553
Computer equipment		58,700
Automobiles		159,313
Leasehold improvements		80,561
		395,127
Less: Accumulated depreciation		(175,289)
Furniture and equipment, net	$	219,838

Note 4: OFFICE LEASE

The Company leased office space in San Francisco under a lease that began April 2014 and ended in February 2020. The Company entered a new lease for space in a new location in September 2020, and amended the lease to add more space in December 2020. The new lease expires February 28, 2022.

The current lease is an operating lease and under ASC 842, a lease liability was determined to be the present value of the unpaid payments as of September 1, 2020 and December 1, 2020, using an incremental borrowing rate of 5.5%. Deposits were paid September 1 and December 1, 2020; in prepaid expenses on the statement of financial position was $16,500 as of December 31, 2020.

Right of use asset, old lease

Right of use asset at January 1, 2020	$ 53,487
Amortize from January 1 to February 29, 2020	(53,487)
Right of use asset February 29, 2020	$ 0

Lease liability, old lease

Lease liability at January 1, 2020	$ 53,487
Effective interest from January 1 to February 29, 2020	502
Lease cost from January 1 to February 29, 2020	(53,989)
Lease liability at February 29, 2020	$ 0

Right of use asset, new lease

Calculate and record at September 1, 2020	$ 94,456
Amortize from September 1 to November 30, 2020	(15,569)
Right of use asset at November 30, 2020	78,887
Calculate and record at December 1, 2020	38,065
Amortize in December 2020	(7,712)
Right of use asset at December 31, 2020	$ 109,240

Note 4: OFFICE LEASE, continued

Lease liability, new lease

Present value of lease payments at September 1, 2020	$	94,456
Effective interest from September 1 to November 30, 2020		793
Lease cost from September 1 to November 30, 2020		(16,200)
Lease liability November 30, 2020		79,049
Present value of lease payments at December 1, 2020		38,065
Effective interest in December 2020		362
Lease cost in December 2020		(7,989)
Lease liability at December 31, 2020	$	109,487

Maturities of lease liabilities under the non-cancelable operating lease as of December 31, 2020 are as follows:

2021	$	96,823
2022		16,456
Total undiscounted lease payments		113,279
Less interest		(3,792)
Lease liability at December 31, 2020	$	109,487

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Investment banking revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are typically fixed and deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Reimbursement Income

Any expenses reimbursed by the Company's clients are recognized as reimbursement income.

Note 5: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables, net of allowance for doubtful accounts, related to revenue from contracts with customers totaled $99,807 and $4,430 as of January 1, 2020 and December 31, 2020, respectively. These are included with amounts not related to revenue from contracts with customers in accounts receivable on the statement of financial position. There were no open contracts as of December 31, 2020 which require recognition of assets or liabilities.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue related to contracts with customers was $23,333 and $0 as of January 1, 2020 and December 31, 2020, respectively.

Note 6: EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan ("401k") and a cash balance defined benefit plan ("Plan") for eligible employees.

The 401k covers the Member and substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the 401k, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401k.

Note 6: EMPLOYEE BENEFIT PLANS, continued

The Plan was established to be effective January 1, 2014. To participate in the Plan, an employee must have completed at least two years of service and have attained the age of twenty-one years. Specifically excluded from the Plan are all employees except those not excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer which constitutes US source income, and leased employees. Each year, the Plan contributes amounts as determined by current regulations as well as plan provisions and actuarial assumptions. This provision is only limited by Internal Revenue Code Section 401(a)(17) which sets contribution limits of $285,000 in 2020 and $290,000 in 2021. The Company makes contributions to the Plan up to the amounts allowed under the Internal Revenue Code. The Member and the Company's Secretary are the trustees of Plan assets. The trustees have the sole discretion to invest Plan assets. The Company does not reflect the overfunded status of the Plan as a company asset as they have no intention to utilize such funds for company purposes.

The annual measurement date is December 31 for the Plan benefits. The following table provides information about the benefit obligation, plan assets, and the funded status of the Plan benefits as of December 31, 2020:

Projected benefit obligation at December 31, 2020	$ (1,511,433)
Fair value of plan assets at December 31, 2020	2,086,102
Funded status	$ 574,669
Accumulated benefit obligation at December 31, 2020	$ (1,510,749)
Employer contributions	$ --
Participant contributions	$ --
Benefits paid	$ --
Net periodic pension cost for the fiscal year service cost	$ 97,563

Pre and post retirement discount rate	5.0%

Note 6: EMPLOYEE BENEFIT PLANS, continued

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Plan assets are invested with the intent to protect assets and provide long-term growth. By protecting Plan assets and providing long term growth, the Plan aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments.

The overall investment strategy is to achieve diversification through a balance of growth and income mutual funds and ETFs, fixed income bonds/Treasury bills, and private debt funds. At December 31, 2020, the Plan was invested as follows: cash and cash equivalents 18%, mutual funds 76%, and other funds 6%.

The fair values of the Plan assets at December 31, 2020, by asset category are as follows:

Fair Value Measurements at December 31, 2020

Asset Category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)
Money market fund	$ 377,959	$ 377,959	$ 0
Mutual funds	1,583,050	1,583,050	0
Exchange traded funds	152	152	0
Private pooled credit opportunities fund	124,941	0	124,941
Total	$ 2,086,102	$ 1,961,161	$ 124,941

Note 7: RISK CONCENTRATIONS

At December 31, 2020, all of accounts receivable was related to 3 clients.

In April 2020, the Company opened an Insured Cash Sweep ("ICS") bank account with funds from the operating cash account in an FDIC-insured depository institution bank. The operating cash account is swept daily to or from the ICS account and never exceeds the federal deposit insurance coverage limit of $250,000. The ICS account places funds in interest-bearing accounts at other FDIC-insured banks that stay within the FDIC deposit insurance limit.

Note 8: RELATED PARTY TRANSACTIONS

Related to the Company is another California Limited Liability Company ("LLC") owned by the Member. That LLC and the Member may be reimbursed by the Company, or may reimburse the Company, for expenses incurred in the ordinary course of business. As of December 31, 2020, the amount due from the LLC was $7,752, and the amount owed to the Member was $13,167.

Note 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $1,030,459 which was $944,973 in excess of its required net capital of $85,486. The Company's ratio of aggregate indebtedness of $1,282,287 to net capital was 1.2 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: COVID-19

The declaration in 2020 of a global pandemic of COVID-19 may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point the severity of such an event is highly uncertain and cannot be predicted.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact upon its financial statements.